Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Six Months Ended June 30, 2018	For The Twelve Months Ended December 31, 2017	For the Six Months Ended June 30, 2017
Earnings
Net Income	$616	$1,525	$563
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	(57)	(32)	(14)
Minority Interest Loss	—	—	—
Income Tax	156	472	330
Pre-Tax Income	$715	$1,965	$879
Add: Fixed Charges*	411	766	377
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,126	$2,731	$1,256
* Fixed Charges
Interest on Long-term Debt	$373	$713	$350
Amortization of Debt Discount, Premium and Expense	7	13	6
Interest Capitalized	—	—	—
Other Interest	16	11	7
Interest Component of Rentals	15	29	14
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$411	$766	$377
Ratio of Earnings to Fixed Charges	2.7	3.6	3.3